Filed pursuant to Rule 433
Registration Statement No. 333-160871

Zion Oil & Gas Newsletter
October 30, 2009
~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~
Dear Shareholder and/or Friend of Zion...

Here is an update of our progress during the past week.

The Well
Hydrocarbons Produced to Surface
Surface Casing
Cement
Tubing
Production Casing
Packer
Hydrocarbons Enter Through Uncased Open Hole
Uncased Open Hole

The diagram above is to show you, in a picture, Zion's plans to test its well.
As yet, no hydrocarbons have been 'Produced to Surface'.
Please read below Zion's plans to test its well.

The Ma'anit-Rehoboth #2 Well

Here is a summary of the current situation concerning this well, together with comments taken from the independent log analysis that was carried out. The log analysis comments are rather technical, but do present a fair summary of how matters presently stand.

We drilled the Ma'anit-Rehoboth #2 well to a depth of 17,913 feet (5,460 meters) and on October 2, 2009 released the drilling rig for use on the Elijah #3 well and temporarily suspended drilling operations on the Ma'anit-Rehoboth #2 well, until a smaller rig would become available for completion operations on the seven zones that warrant completion testing.

Four of the zones are in the upper (Triassic) part of the hole and were seen in the Ma'anit #1 well and three of the zones are in the deeper hole drilled in the Ma'anit-Rehoboth #2 well.

Our latest estimate of the likely arrival time of a suitable rig at the Ma'anit site is December 2009. We have tried to accelerate matters, but the rig we want to use requires some maintenance work, so we will have to wait. The good news is that 'completion testing' work on our well, with the rig now planned, should save Zion approximately $250,000 in cost, as compared with the cost of the original rig that we wanted to use. Waiting is difficult, but at least we will be saving some money by doing so.

With regard to our log analysis, an independent log analyst noted that the Ma'anit-Rehoboth #2 well does have a specified amount of potential “net pay”.

The analyst was careful to comment that the results of his analysis (including porosity, water saturation data, “net pay” and “net reservoir” determination or tabulated reservoir properties across the logged interval) should not be considered 'quantitative' due to the effects of borehole washouts on the input logging measurements used for his analysis.

He noted that the existence of any hydrocarbon-bearing, open-hole fracture porosity in the formations inferred from the effects of borehole washout on the conventional wireline log data analyzed was tenuous at best, as such reservoir properties are impossible to identify or quantify directly from conventional log data alone.

The analyst recommended testing the seven zones. Each recommended zone contains both 'potential net pay' and 'natural open fractures'. He commented that we cannot be certain that any particular test will be successful and we, as the operator, should decide how to test these zones.

We decided to test the lower three zones together, as one, and we set a packer at 15,778 feet (4,809 meters) inside the 7 5/8” casing, to isolate the tubing string from the casing and provide a conduit for any produced hydrocarbons. We then ran a string of 2 7/8” tubing in the well and using downhole seals, plugged into the packer.

Currently, there is water in the tubing and heavy water (designed to hold back formation pressure) below the packer.  We need the small rig to try and “bring in the well”... an operation that we could not accomplish efficiently with the very large, powerful and expensive 2,000 horsepower drilling rig.

Please note that, all the information that we have presented is based on initial indications only. At present, no determination can be made as to whether the drilling has resulted in the discovery of a hydrocarbon reservoir and/or the extent of the reservoir, and/or its commercial viability.

You will appreciate that, until such time as we recover hydrocarbons at the surface (or not), we are not able to give any estimates of what (if anything) we believe we may recover.

We are making every effort to test this well as soon as possible. I know that our shareholders and friends are anxiously waiting to learn the outcome. I can assure you that those of us who work for Zion (both day and night...) also want to see the testing carried out, without further delay.

As the Book of Ecclesiastes says, “The end of the matter is better than its beginning, and patience is better than pride” (Ecc. 7:8)

We have taken years to reach this point, let us not lose faith due to a few weeks of unavoidable delay (Nahum 1:7).

Drilling Operations on the Elijah #3 Well

When drilling started, it began slowly, as we were drilling boulders and very hard formations before we could get much weight on the drill bit.

However, as we continued working and drilled deeper, the drilling became easier and progress became much more satisfactory.

Today, Friday, October 30, 2009 we have drilled to a depth of approximately 1,800 feet (550 meters) and are making good progress. We anticipate working on the Elijah #3 well for the next six months

The Issachar-Zebulun Permit Area

We are well into our scientific work on this area and have sent all of the existing seismic to Texas for re-processing, as there is extensive coverage over most of the license.

Rights Offering

Our rights offering has begun and we have already distributed the documentation. If you have not already received your package or email, you should within next week. If your stock is held in a brokerage account, if you haven't already received electronic notification, you should, within a very few days.

The rights offering offers a maximum of 3.6 million shares of stock at $5.00 for each share of stock. Should the rights offering be fully subscribed, Zion will receive gross proceeds of $18 million.

Under the rights offering, stockholders have the right to purchase twenty three (23) shares of stock for every one hundred (100) shares of common stock owned on the record date.  This is identical to 0.23 subscription rights for each share of common stock owned on the record date.

If you were among the many hundreds of our stockholders who did not receive as many $5.00 shares as you subscribed for in the earlier rights offering, this is your 'second chance' opportunity. This offer is open to everyone who was a stockholder of record on October 19, 2009.

The scheduled termination date for the rights offering is November 30, 2009 but we may elect to terminate the offering prior to the scheduled expiration date by giving two business days notice. Please note that Zion may also elect to extend the rights offering beyond November 30, 2009.

We have posted on the Investor Center section of the Zion website some Frequently Asked Questions (and answers).

Please click here to visit the Investor Center:

http://www.zionoil.com/investor-center

"In your good pleasure, make Zion prosper..."
Psalm 51:18

Thank you for your support of Zion and Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, geophysical and geological data and interpretation, anticipated attributes of geological strata being drilled, drilling efforts and locations, the presence or recoverability of hydrocarbons, timing and potential results thereof and plans contingent thereon and rights offering are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE
Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466).

Contact Information
~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

More information about Zion is available at www.zionoil.com or by contacting Kim Kaylor at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 1-214-221-4610; email: dallas@zionoil.com

~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~